EXHIBIT 10.1

Execution Version

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this "**Agreement**") is entered into as of April ___, 2021 (the "**Effective Date**"), by and among United Rentals (North America), Inc., a Delaware corporation ("**Parent**"), UR Merger Sub VI Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("**Merger Sub**") and each of the Persons set forth on Schedule A hereto (each, a "**Stockholder**").

WHEREAS, as of the Effective Date, each Stockholder is the record and beneficial owner of the number of shares of common stock of the Company, par value $0.0001 per share ("**Common Stock**"), set forth opposite such Stockholder's name on Schedule A (all such shares set forth on Schedule A, together with any other shares of Common Stock acquired by any Stockholder after the Effective Date, the "**Shares**");

WHEREAS, concurrently with the signing of this Agreement, Parent, Merger Sub, and General Finance Corporation, a Delaware corporation (the "**Company**"), are entering into an Agreement and Plan of Merger (as it may be amended from time to time, the "**Merger Agreement**"), which provides for, among other things, Merger Sub to commence a cash tender offer to purchase all the outstanding shares of Common Stock (the "**Offer**") and, following the completion of the Offer, the merger of Merger Sub with and into the Company (the "**Merger**") upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that each Stockholder enter into this Agreement and tender all of the Shares as described herein.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1
AGREEMENT TO TENDER AND VOTE

1.1   **Agreement to Tender**.

(a)   Such Stockholder shall validly tender or cause to be tendered in the Offer all of such Stockholder's outstanding Shares pursuant to and in accordance with the terms of the Offer, free and clear of all Encumbrances (other than Permitted Share Liens), as promptly as practicable, and in any event no later than the tenth (10th) Business Day, following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (or if such Stockholder has not received all documents or instruments required to be delivered pursuant to the terms of the Offer by such time, within two (2) Business Days following receipt of such documents or instruments but in any event prior to the Expiration Time).

(b)   Once any of such Stockholder's Shares are tendered, such Stockholder may not withdraw or cause to be withdrawn any of such Shares from the Offer, unless (i) the Offer shall have been terminated or shall have expired, in each case, in accordance with the terms of the Merger Agreement, without the acceptance for payment of Shares pursuant to the Offer or (ii) this Agreement shall have been terminated in accordance with Section 5.2 hereof.

1.2   Agreement to Vote. At any annual or special meeting of the stockholders of the Company, and at any adjournment or postponement thereof, or in connection with any action proposed to be taken by written consent of the stockholders of the Company, such Stockholder shall (or shall cause the applicable holder of record to) irrevocably and unconditionally be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all outstanding Shares held by such Stockholder (to the extent that any such Stockholder's Shares are not purchased in the Offer and provided that the Offer price has not been decreased) (a) in favor of the adoption of the Merger Agreement and the approval of the Merger and any action in furtherance of the foregoing and (b) against (i) any Acquisition Proposal, (ii) any proposal or action that would reasonably be expected to prevent, interfere with, impede, frustrate, delay, postpone or adversely affect the consummation of the Merger, (iii) any proposal or action that would (or would be reasonably expected to) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Stockholder contained in this Agreement, in either case, that would result in any Offer Condition being unsatisfied at the Expiration Time, and (iv) any amendment to the Company's certificate of incorporation or bylaws. Each Stockholder hereby revokes (and agrees to cause to be revoked) any proxies that such Stockholder has previously granted with respect to such Stockholder's Shares.

SECTION 2
REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

Each Stockholder represents and warrants to Parent and Merger Sub, severally but not jointly, as of the Effective Date hereof, that:

2.1   Organization; Authorization; Binding Agreement. If such Stockholder is an entity, such Stockholder is duly organized or formed, as applicable, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or constituted (to the extent such concepts are recognized in such jurisdiction) and the execution, delivery and performance by such Stockholder of this Agreement and such Stockholder's obligations hereunder are within such Stockholder's corporate or organizational powers and have been duly authorized by all necessary corporate or organizational actions on the part of such Stockholder. Such Stockholder has full power and authority, and, if such Stockholder is an individual, also has capacity, to execute, deliver and perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and to general equity principles).

2.2   Non-Contravention. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of such Stockholder's obligations hereunder will not, (a) assuming the filing of such reports as may be required under Sections 13(d) and 16 of the Exchange Act, violate any Law applicable to such Stockholder or such Stockholder's Shares, (b) except as may be required by applicable federal securities laws, with or without the giving of notice or the lapse of time or both, require any consent, approval, order, authorization, permit or other action by, or filing with or notice to, any Person (including

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any Governmental Entity) under, constitute or result in a breach or violation of, or default under, or give rise to any right of termination, cancellation, modification or acceleration under, or result in the creation of any Encumbrances on any of the Shares pursuant to, any Contract, trust, Order or other instrument binding on such Stockholder or such Stockholder's Shares or any applicable Law, or (c) if such Stockholder is an entity, violate, contravene or conflict with or result in any breach of any provision of such Stockholder's organizational documents, in case of each of clauses (a) and (b), except as could not reasonably be expected, either individually or in the aggregate, to adversely affect, impair, prevent or delay the ability of such Stockholder to perform its obligations under this Agreement in any material respect.

2.3   **Ownership of Shares; Total Shares**. Such Stockholder (together with such Stockholder's spouse if such Stockholder is married and the Shares constitute community property under applicable Laws) is the record or beneficial owner of the number of Shares set forth opposite such Stockholder's name on <u>Schedule A</u> and has good and marketable title to such Shares free and clear of any Encumbrances, except as provided hereunder or except as subject to such applicable restrictions on transfer under the Securities Act (collectively, "**Permitted Share Liens**"). Except pursuant to this Agreement, no Person has any contractual right to acquire any of such Stockholder's Shares.

2.4   **Voting Power**. Other than as provided in this Agreement, such Stockholder has full voting power with respect to all such Stockholder's outstanding Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder's outstanding Shares. None of such Stockholder's Shares are subject to any stockholders' agreement, proxy, tender, voting trust or other agreement or arrangement with respect to the voting of such Shares.

2.5   **Reliance**. Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.

2.6   **Absence of Litigation**. There is no Proceeding pending against, or, to the knowledge of such Stockholder, threatened in writing against such Stockholder or any of such Stockholder's properties or assets (including the Shares) that would reasonably be expected to impair, prevent or delay such Stockholder's ability to perform its obligations hereunder in any material respect.

2.7   **Brokers**. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by, or to the knowledge of such Stockholder, on behalf of such Stockholder.

SECTION 3
ADDITIONAL COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby covenants and agrees, severally but not jointly, that until the termination of this Agreement:

3.1   No Transfer.

(a)   From and after the Effective Date and until the Expiration Time, unless this Agreement is terminated in accordance with section 5.2, subject to section 3.1(b) and except for Permitted Share Liens, such Stockholder shall not (i) Transfer (as defined below) any of such Stockholder's Shares, or any right or interest therein (or consent to any of the foregoing), (ii) enter into any Contract with respect to any Transfer or Encumbrance of such Stockholder's Shares or any interest therein, (iii) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Stockholder's Shares, or (iv) deposit or permit the deposit of any of such Stockholder's Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Stockholder's Shares. If any involuntary Transfer of any or all of such Stockholder's Shares occurs, the transferee (and any subsequent transferees) must take and hold such Shares in accordance with the terms of this Agreement.

(b)   Notwithstanding the foregoing section 3.1(a), such Stockholder may make Transfers of Shares (i) to any Permitted Transferee, in which case the Shares shall continue to be bound by this Agreement and provided that any such Permitted Transferee agrees in writing to be bound by the terms of this Agreement with respect to such Shares that are subject to such Transfer and delivers a copy of such executed written agreement to Parent prior to the consummation of any such Transfer, (ii) in accordance with the terms of a trading plan established by the Stockholder pursuant to Rule 10b5-1 under the Exchange Act prior to the Effective Date or (iii) as Parent may otherwise agree in writing in its reasonable discretion.

(c)   For purposes of this Agreement:

(i)   "**Permitted Transferee**" means, with respect to any Stockholder, (i) a spouse, lineal descendant or antecedent, brother or sister, child or grandchild, adopted child or grandchild, or the spouse of any child, adopted child, grandchild, or adopted grandchild of such Stockholder, (ii) any charitable organization described in section 170(c) of the Code, (iii) any trust, the beneficiaries of which include only the Persons named in clause (i) or (ii) of this definition, or (iv) any corporation, limited liability company, or partnership, the equity holders of which include only the Persons named in clause (i) or (ii) of this definition.

(ii)   "**Transfer**" means with respect to any Share, any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition of such Share to any Person, including those by way of any spin-off (such as through a dividend or distribution), liquidation, dissolution, sale, transfer or assignment of a majority of the equity interest in, or sale, transfer or assignment of Control of, any Person holding such Share, or otherwise.

3.2   No Exercise of Appraisal Rights; Actions. Such Stockholder (a) irrevocably waives and agrees not to exercise any appraisal rights in respect of such Stockholder's Shares that may arise with respect to the Merger and (b) agrees not to commence or take any action to join, and take all reasonable actions to opt out of any class, in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their

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respective successors or any of their respective directors or officers (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (other than as a claim of breach of this Agreement or the Merger Agreement by Parent or Merger Sub), including any claim seeking to enjoin or delay the consummation of the Offer or the Closing of the Merger or (ii) alleging breach of any duty of any Person in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby; and (c) shall notify Parent of any development occurring after the date hereof that, to such Stockholder's knowledge, causes any breach of any of the representations and warranties of such Stockholder set forth in section 2 or other covenants of such Stockholder in this Agreement.

3.3 **Documentation and Information**. Such Stockholder consents to and hereby authorizes Parent and Merger Sub to publish and disclose in all documents filed with the SEC or other Governmental Entity, and any press release or other disclosure document that Parent or Merger Sub reasonably determines to be necessary in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement, such Stockholder's identity and ownership of the Shares, the existence of this Agreement and the nature of such Stockholder's commitments and obligations under this Agreement, and such Stockholder acknowledges that Parent and Merger Sub may, in Parent's sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Entity. Such Stockholder agrees to promptly give Parent any information it may reasonably require for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify Parent of any omissions or required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that such Stockholder shall become aware that any such information shall have become false or misleading in any material respect.

3.4 **Adjustments**. In the event of any stock split, stock dividend, reverse stock split, consolidation of shares, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of the Company that affects the Shares, the terms of this Agreement shall apply to the resulting securities as well as such stock dividends and distributions and such resulting securities, stock dividends and distributions shall constitute "Shares" for all purposes hereunder.


SECTION 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB


Parent hereby represents and warrants to each Stockholder as follows:

4.1 **Authorization; Validity of Agreement; Necessary Action**. Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing under the laws of Delaware. Parent has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by each Stockholder, constitutes a valid and binding obligation of Parent, enforceable in accordance with its terms (except as enforceability may be limited by applicable

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bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and to general equity principles).

4.2   No Conflicts. The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations under this Agreement will not, (i) conflict with or violate any Law applicable to Parent or by which any of its assets or properties is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Encumbrance on the properties or assets of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or any of its assets or properties is bound, except for any of the foregoing in (i) or (ii) above as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.


SECTION 5
MISCELLANEOUS[1]


5.1   Notices. All notices and other communications given or made hereunder by one or more party to one or more of the other parties hereto shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties hereto for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this section 5.1). Such communications must be sent to the respective parties hereto at the following street addresses or email addresses (or at such street address or email address previously made available or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this section 5.1): (a) if to Parent or Merger Sub, in accordance with the provisions of the Merger Agreement and (b) if to a Stockholder, to 39 East Union Street, Pasadena, California 91103 or notices@generalfinance.com, or to such other address or email address as such party may hereafter specify in writing for the purpose by notice to each other party hereto.

5.2   Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) a Change of Recommendation by the Company Board in accordance with the terms of the Merger Agreement, (c) the Effective Time, (d) the date of any modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form of the Offer Price or Merger Consideration as in effect

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[1] Note to Company: We generally conformed this section to Article IX of the Merger Agreement, where applicable.

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on the Effective Date or (e) the mutual written consent of each of Parent and the Stockholders. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, that (a) nothing set forth in this section 5.2 shall relieve any party from liability for any Fraud or willful and material breach of this Agreement prior to termination hereof and (b) the provisions of this section 5 shall survive any termination of this Agreement.

5.3 Amendment and Waiver. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4 Expenses. All costs, fees and expenses incurred by a party in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by such party incurring such costs, fees or expenses, whether or not the Offer or the Merger is consummated.

5.5 Assignment. This Agreement shall be binding upon and shall be enforceable by and inure solely to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any Stockholder without the prior written consent of Parent, except to the extent that such rights are assigned pursuant to a Transfer expressly permitted under section 3.1, and any attempted or purported assignment or delegation in violation of this section 5.5 shall be null and void. No assignment by any party shall relieve such party of any of its obligations hereunder.

5.6 No Third Party Beneficiaries. The parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other parties hereto, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including, the right to rely upon the representations and warranties set forth in this Agreement.

5.7 Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a)   This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the state of Delaware without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction. Each party to this Agreement agrees that: (i) it shall bring any Proceeding against any other party hereto in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in section 5.1 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this section 5.7(a) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(b)   The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that the parties shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. The parties will waive the defense of adequacy of a remedy at law and the parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this section 5.7(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)   Each party hereto acknowledges and agrees that any Proceeding against any other party hereto which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each party hereto irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Proceeding. Each party hereto hereby acknowledges and certifies that (i) no Representative of the other parties hereto has represented, expressly or otherwise, that such other parties hereto would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement, the instruments or other documents delivered pursuant to this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this section 5.7(c).

5.8   Entire Agreement. This Agreement and the schedules referred to herein, together with the Merger Agreement, constitute the entire agreement among or between the parties, with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters.

5.9   Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement,

4835-1953-4308 v.4

or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties hereto, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

5.10   Further Assurances. Parent, Merger Sub and each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to perform their respective obligations under this Agreement.

5.11   Capacity as Stockholder. Each Stockholder signs this Agreement solely in such Stockholder's capacity as a stockholder of the Company and not, if applicable, in such Stockholder's capacity as a director, officer or other employee of the Company. Nothing in this Agreement will in any way restrict any director or executive officer of the Company (including any director or executive officer of the Company who is an affiliate or representative of any Stockholder) in the taking of any actions (or failure to act) in his or her capacity as a director or executive officer of the Company, or in the exercise of his or her fiduciary duties as a director or executive officer of the Company. No action taken in any such capacity as a director or executive officer of the Company shall be deemed to constitute a breach of this Agreement.

5.12   No Ownership Interest. Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to each applicable Stockholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

5.13   Stockholder Obligations Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

5.14   Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each party hereto shall have received one or more counterparts hereof signed by each of the other parties hereto. An executed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

4835-1953-4308 v.4

5.15 **Certain Definitions**. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:

(a) "**beneficially own**," "**beneficial ownership**," "**beneficially owned**," "**beneficial owner**" or other similar words or phrases mean, with respect to any securities, having "beneficial ownership" of such securities for purposes of Rule 13d-3 under the Exchange Act (or any successor statute or regulation).

(b) "**Controlled**," "**Control**," "**Controlling**" or similar words or phrases means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, voting equity, limited liability company interests, general partner interests, or other voting interests, by contract or otherwise.

[*Signature Pages Follow*]

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The parties are executing this Agreement on the Effective Date.


UNITED RENTALS (NORTH AMERICA),
INC., a Delaware corporation

By: _____
Name:
Title:

UR MERGER SUB VI CORPORATION, a
Delaware corporation

By: _____
Name:
Title:


_____
William H. Baribault

_____
Susan L. Harris

_____
Manuel Marrero

_____
Jody E. Miller

_____
James B. Roszak

_____
Larry D. Tashjian

_____
Ronald F. Valenta

_____
Charles E. Barrantes

_____
Christopher A. Wilson

_____
Jeffrey A. Kluckman

_____
Theodore Mourouzis

_____

Eric Weber

_____

Neil Littlewood

_____

Greg Baker

BISON CAPITAL PARTNERS V, L.P.,
a Delaware limited partnership

By: BISON CAPITAL PARTNERS V GP, L.P.,
a Delaware limited partnership,
its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
a Delaware limited liability company,
its general partner

By: _____
Name: Douglas B. Trussler
Title: Managing Member

BISON CAPITAL PARTNERS V-A, L.P.,
a Delaware limited partnership

By: BISON CAPITAL PARTNERS V GP, L.P.,
a Delaware limited partnership,
its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
a Delaware limited liability company,
its general partner

By: _____
Name: Douglas B. Trussler
Title: Managing Member

OLOWALU HOLDINGS, LLC

By: _____
Rick Pielago
Manager

By: _____
Marc Perez
Manager

EBB TIDE INVESTMENTS LIMITED

By: _____
        Millicent Clarke
        Director

Schedule A

Stockholders	Shares Owned at Effective Date
William H. Baribault	49,600
Susan L. Harris	68,377
Manuel Marrero	172,002
Jody E. Miller	480,991
James B. Roszak	132,597
Larry D. Tashjian	258,911
Bison Capital Partners V, L.P.	1,130,566
Bison Capital Partners V-A, L.P.	104,728
Ronald F. Valenta	4,603,741
Charles E. Barrantes	186,250
Christopher A. Wilson	138,352
Jeffrey A. Kluckman	148,613
Theodore Mourouzis	490,272
Eric Weber	62,500
Neil Littlewood	117,077
Greg Baker	65,813
Olowalu Holdings, LLC	2,438,224
Ebb Tide Investments Limited	1,002,336
Total	**11,650,950**
Aggregate Shares	**30,240,951**